UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 000-51694

IncrediMail Ltd. (Translation of registrant's name into English)

2 Kaufman Street, Tel-Aviv, Israel 68012 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd. (the “Company”) is mailing to its shareholders today a Notice and Proxy Statement for an Extraordinary General Meeting of Shareholders to be held on March 30, 2006. At the meeting, the shareholders will be asked to elect external directors as required by Israeli law and, subject to the approval of the Company’s audit committee and board of directors, to approve the compensation of the Company’s non-employee directors and to approve the compensation of the Company’s external directors. The meeting is being held within three months of the completion of the Company’s initial public offering in order to comply with the requirements of Israeli law as they relate to the election of external directors.

Only shareholders of record of the Company’s ordinary shares at the close of business on February 27, 2006 will be entitled to vote at the meeting.

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.	Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders of IncrediMail Ltd. to be held on March 30, 2006
Exhibit 2.	IncrediMail Ltd. Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IncrediMail Ltd.

By: /s/ Yaron Adler Name: Yaron Adler Title: Chief Executive Officer

Date: February 28, 2006

Exhibit Index

Exhibit 1.	Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders of IncrediMail Ltd. to be held on March 30, 2006.
Exhibit 2.	IncrediMail Ltd. Proxy Card.

Exhibit 1

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on March 30, 2006

NOTICE AND PROXY STATEMENT

This Notice and Proxy Statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. in connection with an Extraordinary General Meeting of Shareholders of the Company to be held at the Company’s offices located at 2 Kaufman Street, Tel Aviv 68012, Israel on March 30, 2006, at 16:00 local time, and thereafter as it may be adjourned from time to time (the “Extraordinary General Meeting” or the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “IncrediMail”, the “Company”, “we”, and “our” refer to IncrediMail Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the Shareholders:

1.	To elect Ms. Elisabeth DeMarse and Mr. James H. Lee as external directors of the Company.

2.	To approve the compensation of the following directors of the Company: Ms. Tamar Gottlieb, Ms. Gittit Guberman, and Mr. Yair M. Zadik.

3.	To approve the compensation of the external directors of the Company.

The Meeting is being held in order to comply with Israeli law, which requires that a shareholders’ meeting be held to elect external directors within three months of completion of the Company’s initial public offering.

Shareholders Entitled to Vote

Only holders of record of Ordinary Shares at the close of business on February 27, 2006 (the “Record Date”) are entitled to notice of and to participate and vote at the Meeting. On the Record Date, the Company had 9,373,668 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Proxies

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. A shareholder may appoint a proxy by delivering the proxy card accompanying the Proxy Statement to the Company's transfer agent prior to the Meeting but not later than the close of business on March 29, 2006, or by presenting the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company's transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company's transfer agent no later than the close of business on March 29, 2006, or by voting in person at the Meeting.

No other matters shall be submitted for voting at the Meeting other than as specified herein.

We expect to mail the Proxy Statement to shareholders on or about February 28, 2006. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Ordinary Shares.

Quorum and Voting Requirements

The quorum required for the Meeting shall be at least two shareholders present in person, or by proxy, holding in the aggregate, at least 33 1/3% (thirty three percent and one-third of a percent) of the voting rights in the issued share capital of the Company. If within 30 minutes from the time appointed for holding the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment.

Proposals One, Two, and Three contained in this Proxy Statement shall be deemed adopted if approved by the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon; provided, however, that the majority for the adoption of Proposal One must comply with certain conditions as set forth thereunder.

In order to be counted for voting on Proposal One contained in this proxy statement, a shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not such shareholder is a controlling shareholder of the Company (as the term "control" is defined in the proxy statement under Proposal One).

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

I.	PROPOSAL ONE: ELECTION OF EXTERNAL DIRECTORS

We are subject to the Israeli Companies Law (the “Companies Law”). Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. The external directors must be elected by an extraordinary meeting of our shareholders held within three months of the date we close the first offering of our shares to the public.

A person may be elected as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise (as such qualifications and expertise are defined under Israeli law). In addition, at least one of the external directors must have financial expertise. A person may not serve as an external director if at the date of his or her election or within the prior two years, that person, or his or her relatives, partners, employers or entities under his or her control, have or had any affiliation (as such term is defined in the Companies Law) with us or any entity or person controlling us at the time of election or an entity that is controlled, at the time of election or the prior two years, by us or by the person or entity controlling us.

A person may not serve as an external director if that person’s position or other activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director.

External directors are elected by a majority vote at a shareholders meeting, as long as either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the Company.

Pursuant to the Companies Law, “Control” is defined as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of a certain type of means of control of the corporation; “Means of control” in a corporation is defined as any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; (2) the right to appoint directors of the corporation or its general manager;

The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term. External directors may be removed only:

•	by a court, and then only if
•	the external directors cease to meet the statutory qualifications for their appointment;
•	they violate their duty of loyalty to the company;

•	the director is unable to perform his or her post on a regular basis; or
•
during his or her tenure, the director was convicted in a court outside of the State of Israel on accounts of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information; or

•
If the board of directors determines that the external director has ceased to meet the statutory qualification for appointment or that the external director has violated his or her duty of loyalty to the company, the board shall call a general meeting of the shareholders and any such external director may be removed for such reason(s) by a resolution of the general meeting approved by the same special majority as required for such external director’s election.

In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders’ meeting to elect a new external director as soon as practicable.

The Company's board of directors has reviewed the qualifications and expertise of the nominees proposed to be elected as external directors of the Company and has determined that both Ms. Elisabeth DeMarse and Mr. James H. Lee possess the expertise and qualifications that are required under the Companies Law. In addition, both nominees have attested to the Company that they meet all other requirements in connection with the election of external directors, under the Companies Law. In accordance with the recommendation of the Company's board of directors, it is proposed that the election of Ms. Elisabeth DeMarse and Mr. James H. Lee as external directors be considered and voted upon at the Meeting. Their terms would be for three years, expiring on the third anniversary of the date of their election.

Elisabeth DeMarse, 51, has over 20 years of experience serving in senior business executive positions. Ms. DeMarse currently serves as a member of the boards of directors of ZipRealty, Inc. (Nasdaq: ZIPR), where she also is a member of the compensation committee, EDGAR Online, Inc. (Nasdaq: EDGR), where she also is a member of the compensation and nominating committees, Heska Corporation (Nasdaq: HSKA), where she also is a member of the audit committee, and Stockgroup Information Systems (CDNX: SWB.V), where she also is a member of the audit committee. From 2000 to 2004, Ms. DeMarse was the Chief Executive Officer, President and a director of Bankrate, Inc. (Nasdaq: RATE) whose website became the No. 1 financial advice site under the leadership of Ms. DeMarse. In 1999, Ms. DeMarse was an Executive Vice President of Hoover’s Inc. (Nasdaq: HOOV), responsible for developing new business, seeking acquisitions and founding its New York City presence and operations in Europe. In 1998, Ms. DeMarse also was president of a start-up real estate information company responsible for creating its global acquisition program and establishing its management team. From 1988 to 1998, Ms. DeMarse was Executive Vice President and Senior Advisor to CEO - Business Ventures, Partner Relations & Marketing at Bloomberg L.P. Ms. DeMarse has a B.A. in History from Wellesley College and an M.B.A. from Harvard University.

James H. Lee, 39, is an industry leader in electronic securities brokerage and trading systems providers. Since 2004, he has been a private investor and a member of the boards of directors of a number of start-up organizations. In 1995, Mr. Lee founded Momentum Securities LLC, a direct-access broker dealer, which merged with Tradescape Corp, a provider of advanced trading systems for active and professional traders, in 1999. Mr. Lee was the Vice Chairman of the Board of Tradescape Corp. from 1999 to 2002. In June 2002, Momentum Securities and Tradescape were acquired by E*Trade Financial for consideration of up to $280 million. At the time of the acquisition, Momentum Securities was the largest direct-access broker dealer in the world as measured by revenues and trade volume. From 2002 to 2003, Mr. Lee was responsible for the sale and integration into E*Trade Financial of Momentum Securities and Tradescape (renamed E*Trade Professional Trading, LLC). In addition to his responsibilities regarding Momentum Securities, from 1989 to 2000, Mr. Lee was a portfolio manager and registered representative with Pension Management Company in Houston, Texas. Mr. Lee began his career as an investment banker with The First Boston Corporation and subsequently with Lehman Brothers in their oil and gas groups. Mr. Lee won the Ernst & Young LLP Entrepreneur of the Year in eServices for the South/West region in 2001. Mr. Lee has a B.B.A. in finance and an M.B.A. in finance from the University of Texas at Austin and holds a certification from the Centre for Hedge Fund Research and Education at London Business School in the United Kingdom.

Resolution

At the Meeting, it is proposed that the following resolutions be adopted:

“1A. Resolved, that Ms. Elisabeth DeMarse be elected as an external director of the Company.

1B. Resolved, that Mr. James H. Lee be elected as an external director of the Company.”

II.	AUDIT COMMITTEE AND BOARD OF DIRECTORS RESOLUTIONS REQUIRED PRIOR TO VOTE ON PROPOSAL TWO AND PROPOSAL THREE

Under the Companies Law, the terms of office and employment of the Company's directors must be approved by the Company's audit committee, board of directors, and shareholders, assuming that they are not adverse to the Company's interests. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter.

The audit committee of a public company is not permitted to approve the terms of office and employment of the Company's directors, unless at the time of approval, two external directors are members of the committee, and at least one of them is present at the deliberations in which the committee resolves to approve the proposal. Therefore, the approval of the audit committee may only be granted, inter alia, after the election of the Company's external directors.

Accordingly, after, and assuming, the election of the external directors pursuant to "Proposal One", there shall be an intermission in the Meeting during which time the Company's audit committee and board of directors will conduct deliberations and resolve on the issue of compensation of the Company's directors, as described under Proposals Two and Three hereunder.

It should be noted that Ms. Tamar Gottlieb, Ms. Gittit Guberman, and Mr. Yair M. Zadik have a personal interest in the resolution under Proposal Two, as it pertains to their terms of office as directors, and that the external directors may be deemed to have a personal interest in such resolution as it may affect the compensation they are entitled to receive. Therefore, these directors and, for the removal of all doubt, the external directors as well, shall disclose to the audit committee and to the board of directors, as applicable, their personal interest in such resolutions.

Following the intermission in the Meeting and assuming that the audit committee and board of directors approve the resolutions proposed under Proposals Two and Three, the Meeting shall resume and it shall be proposed that the shareholders approve the following resolutions.

III.	PROPOSAL TWO: COMPENSATION OF THE DIRECTORS

The audit committee and board of directors considered market practices in Israel with respect to compensation of directors of Israeli companies whose shares are traded in the United States, as well as the scope of service required, the responsibilities involved, the need to retain highly-qualified candidates and other relevant factors.

Resolution

It is proposed that, subject to the approval of the Company's audit committee and board of directors, the following resolution be adopted at the Meeting:

“Resolved, to approve (i) an annual gross cash compensation of $20,000 (plus V.A.T, if applicable) to be paid in twelve equal monthly installments to each of Ms. Tamar Gottlieb, Ms. Gittit Guberman, and Mr. Yair M. Zadik as directors of the Company (collectively the "Directors"); and (ii) a grant of options (each, an "Option" and collectively, the "Options") to purchase 60,000 ordinary shares of IncrediMail, par value NIS 0.01 per share (the "Ordinary Shares") to each Director, with the following terms:(a) each Option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the date of the Meeting as reported by the Nasdaq Capital Market; (b) the Options shall vest as follows: (1) 24,000 Options shall vest on the first anniversary of the date of the Meeting, (2) 18,000 Options shall vest on the second anniversary of the date of the Meeting, and (3) 18,000 Options shall vest on the third anniversary of the date of the Meeting; and (c) any and all other terms and conditions pertaining to the grant of the Options shall be in accordance with, and subject to, the "2003 Israeli Share Option Plan" adopted by the Company in 2003 and the Company's standard Option Agreement that shall be executed by each Director and by the Company promptly after the date of the Meeting.”

IV.	PROPOSAL THREE: COMPENSATION OF THE EXTERNAL DIRECTORS

External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that shall not be lower than the compensation received by another director nor higher than the average compensation to other directors. “Another” or “other” directors are defined in the applicable regulations as directors of the company that are not external directors and who are not (1) controlling shareholders of the company or (2) employees or service providers of the company on a regular basis or (3) serving at, or providing services on a regular basis, to a company that controls the company or to a company that is under common control with the company or (4) directors who do not receive compensation from the company.

A company also may issue shares or options to an external director at an amount not lower than, and on terms no worse than, those received by another director (as defined in the applicable regulations) nor higher than the average amount, or terms, granted to other directors (as defined in the applicable regulations).

See Proposal Two for a description of the compensation that our "other directors" receive.

The Company’s audit committee and board of directors were advised regarding the Israeli law requirements for the compensation of external directors. The audit committee and board of directors considered market practices in Israel with respect to compensation of external directors of Israeli companies whose shares are traded in the United States, as well as the scope of service required, the responsibilities involved, the need to attract and retain highly-qualified candidates and other relevant factors.

Resolution

It is proposed that, subject to the approval of the Company's audit committee and board of directors, the following resolution be adopted at the Meeting:

“Resolved, to approve (i) an annual gross cash compensation of $20,000 to be paid in twelve equal monthly installments to each of the Company’s external directors; and (ii) a grant of options (each, an "Option" and collectively, the "Options") to purchase 60,000 ordinary shares of IncrediMail, par value NIS 0.01 per share (the "Ordinary Shares") to each external director with the following terms: (a) each Option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the date of the Meeting as reported by the Nasdaq Capital Market; (b) the Options shall vest as follows: (1) 24,000 Options shall vest on the first anniversary of the date of the Meeting, (2) 18,000 Options shall vest on the second anniversary of the date of the Meeting, and (3) 18,000 Options shall vest on the third anniversary of the date of the Meeting; and (c) any and all other terms and conditions pertaining to the grant of the Options shall be in accordance with, and subject to, the "2003 ISRAELI SHARE OPTION PLAN" adopted by the Company in 2003 and the Company's standard Option Agreement that shall be executed by each external director and by the Company promptly after the date of the Meeting.”

V.	ADDITIONAL INFORMATION

Directors, Executive Officers and Principal Shareholders

The following table sets forth information to the best of our knowledge, as of February 27, 2006, regarding the beneficial ownership of our ordinary shares by each of our current directors and executive officers and by each person or entity that we know beneficially owns more than 5% of our ordinary shares. Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of February 27, 2006 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Other than with respect to our directors and officers, we have relied on public filings with the Securities and Exchange Commission. Percentage ownership is based on 9,373,668 ordinary shares outstanding as of February 27, 2006.

Principal Shareholders Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Yaron Adler (1)	1,360,933	14.52%
Ofer Adler (2)	1,701,167	18.15%
Gil Pry-Dvash (3)	166,820	1.77%
Yacov Kaufman	-	-
Dan Blumenfeld	*	*
Tamar Gottlieb	*	*
Gittit Guberman	*	*
Yair M. Zadik	*	*
All directors and officers as a group (8 persons) (4)	3,369,520	35.79%

* Represents less than one percent.

(1) Yaron Adler disclaims beneficial ownership of an additional 79,800 Ordinary Shares owned by an initial shareholder of our company, due to an irrevocable proxy of the shareholder that instructs the proxy holder to vote such ordinary shares in accordance with the vote of Yaron Adler.

(2) Ofer Adler disclaims beneficial ownership of an additional 100,700 Ordinary Shares owned by an initial shareholder of our company, due to an irrevocable proxy of the shareholder that instructs the proxy holder to vote such ordinary shares in accordance with the vote of Ofer Adler.

(3) Include options to purchase 20,520 Ordinary Shares at an exercise price of $1.70 per share, exercisable within 60 days of February 27, 2006 and expiring in December 2008.

(4) Includes options to purchase 39,520 Ordinary Shares at an exercise price of $1.70 per share, exercisable within 60 days of February 27, 2006 and expiring between December 2008 and December 2009.

Executive Officer and Director Compensation

The aggregate direct compensation we paid to our officers as a group (five persons) for the year ended December 31, 2004 was approximately $569,000, which included approximately $75,000 that was set aside or accrued to provide for pension, retirement, severance or similar benefits. Although we have not completed our fiscal year 2005 audit, the aggregate direct compensation we paid to our officers as a group (five persons) for the year ended December 31, 2005 was approximately $675,000, which included approximately $92,000 that was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2004 or 2005, other than reimbursements for travel expenses.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group (two of the four directors then serving) for the year ended December 31, 2004 was approximately $11,000. The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group (two of the four directors then serving) for the year ended December 31, 2005 was approximately $12,000. Directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

As of February 27, 2006, there were outstanding options to purchase 152,000 ordinary shares granted to four of our directors and officers, at a weighted average exercise price of $3.89 per share. These options were granted under our 2003 employees share option.

Reporting Requirements

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors

/s/ Yaron Adler
Chief Executive Officer
February 28, 2006

Exhibit 2

PROXY

INCREDIMAIL LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

MARCH 30, 2006

This Proxy is Solicited on Behalf of the Board of Directors of the Company.

Mr. Yaron Adler and Mr. Yacov Kaufman or any of them[1] with power of substitution in each, are hereby authorized to represent the undersigned at the Extraordinary General Meeting of the shareholders of IncrediMail Ltd. (the "Company"), to be held at the Company's offices located at 2 Kaufman Street, Tel Aviv 68012, Israel on March 30, 2006, at 16:00 local time, and at any adjournments or postponements thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of ordinary shares, par value NIS 0.01 per share, of the Company as the undersigned would be entitled to vote if then personally present[2].

(1) If you wish to appoint another proxy to the exclusion of the aforementioned, please insert the name of such proxy in the space provided (in the event that you insert a name, none of the aforementioned proxies will vote on your behalf):

____

(2) If you wish to vote by a separate proxy with respect to each share held by you, please insert the serial number of the share(s) with respect to which this proxy is entitled to vote in the space provided (in the event that you insert the serial number of the share(s), then only such share(s) shall be voted pursuant to this proxy):

____

THE ORDINARY SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED RESOLUTIONS.

(Continued and to be signed on the reverse side.)

14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INCREDIMAIL LTD.

March 30, 2006

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
1A.	To elect Ms. Elisabeth DeMarse as an external director.	☐	☐	☐
1B.	To elect Mr. James H. Lee as an external director.	☐	☐	☐

		YES	NO
1C.	Are you a controlling shareholder (as the term "control" is defined in the proxy statement under Proposal 1) of the Company?	☐	☐

		FOR	AGAINST	ABSTAIN
2.	To approve the cash compensation of, and the grant of options to purchase ordinary shares to, the following directors of the Company: Ms. Tamar Gottlieb, Ms. Gittit Guberman, and Mr. Yair M. Zadik.	☐	☐	☐
3.	To approve the cash compensation of, and the grant of options to purchase ordinary shares to, the external directors of the Company.	☐	☐	☐

THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF INCREDIMAIL LTD.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.